UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 September 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

———————————————————————————————————

(Translation of registrant’s name into English)

New Zealand

———————————————————————————————————

(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

———————————————————————————————————

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Release – Telecom announces Matt Crockett as Chief Turnaround Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 5 September 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

5 September 2013

Telecom announces Matt Crockett as Chief Turnaround Officer

Telecom has announced today the appointment of Matt Crockett as the company’s Chief Turnaround Officer.

Matt is leading Telecom’s cost and business improvement programme, first signalled at Telecom’s investor day in May 2013. Known internally as the Turnaround Programme, this is overseeing the identification and implementation of initiatives enhancing Telecom’s business performance and capabilities across all business units and support functions.

Prior to rejoining Telecom in June 2013, Matt was Chief Development Officer, and MD Digital Ventures, for APN News and Media, a leading media company operating radio, outdoor, publishing and digital media businesses across Australia, New Zealand and Asia. In this role, based in Sydney Australia, he oversaw APN Digital Ventures, corporate strategy and development, and group technology.

Before joining APN Matt was the Chief Executive Officer of Telecom Wholesale and International, a Telecom New Zealand Division providing wholesale network services domestically and internationally. Prior to this his roles at Telecom included General Manager for Wired, Telecom’s retail fixed line voice, data and internet businesses, and earlier, Head of New Zealand Market Strategy, covering both fixed and mobile strategy.

Before this Matt was at global management consulting firm McKinsey & Company for seven years working in both their Sydney and Auckland offices. He initially studied and worked as a mining engineering in Western Australia before being awarded a Rhodes Scholarship for postgraduate study at Oxford University, where he completed a Master of Philosophy in Management.

Matt has held multiple directorships in telecommunications (Southern Cross Cable Networks), software (Orion Health and Soprano Mobile), broadcast media (APN Outdoor, Adshel, ARN and TRN Radio), digital media (CC Media) and eCommerce (Grabone and brandExclusive) companies.

- Ends –

For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets +64 (0) 27 227 5890